SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

BurgerFi International, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

12122L 101

(CUSIP Number)

Daniel Reid

c/o Catterton Management Company, L.L.C.

599 West Putnam Avenue

Greenwich, CT 06830

Chief Operating Officer and General Counsel

(203) 629-4901

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 9, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12122L 101

1.	Names of Reporting Persons. J. Michael Chu
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,076,031
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,076,031

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,076,031
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.8%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 12122L 101

1.	Names of Reporting Persons. Scott A. Dahnke
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,076,031
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,076,031

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,076,031
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.8%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 12122L 101

1.	Names of Reporting Persons. Cardboard Box LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,076,031
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,076,031

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,076,031
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.8%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 12122L 101

1.	Names of Reporting Persons. CP7 Warming Bag, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,076,031
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,076,031

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,076,031
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.8%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 12122L 101

1.	Names of Reporting Persons. CP7 Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,076,031
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,076,031

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,076,031
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.8%
14.	Type of Reporting Person (See Instructions) OO

Explanatory Note

This Amendment No. 1 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission by the Reporting Persons on November 15, 2021 (the “Schedule 13D”). Capitalized terms used in this Amendment No. 1 that are not otherwise defined have the meaning ascribed to them in the Schedule 13D.

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and restated as follows:

This Schedule 13D relates to the shares of common stock, $0.0001 par value per share (“Common Stock”), of BurgerFi International, Inc., a Delaware corporation (the “Issuer”), which has its principal executive offices at 200 West Cypress Creek Rd., Suite 220, Fort Lauderdale, FL.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a)	This Schedule 13D is being filed by the following (each, a “Reporting Person,” and collectively, the “Reporing Persons”):

(i)	Cardboard Box, LLC (“Cardboard Box”), a Delaware limited liability company;

(ii)	CP7 Warming Bag, L.P. (“CP7 Warming Bag”), a Delaware limited partnership and the member of Cardboard Box holding a majority of the outstanding equity interests of Cardboard Box;

(iii)	CP7 Management, LLC (“CP7 Management”), a Delaware limited liability company and the general partner of CP7 Warming Bag;

(iv)	Scott Dahnke, a citizen of the United States, who is a managing member of CP7 Management and disclaims beneficial ownership of the shares of Common Stock reported herein; and

(v)	J. Michael Chu, a citizen of the United States, who is a managing member of CP7 Management and disclaims beneficial ownership of the shares of Common Stock reported herein.

The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, is attached hereto as Exhibit 1.

(b)	The business address of each of the Reporting Persons is 599 West Putnam Avenue, Greenwich Connecticut 06830.

(c)

The principal business of: (i) Cardboard Box is to serve as a private investment vehicle for investment in the Issuer; (ii) CP7 Warming Bag is to serve as a private investment vehicle for investment in Cardboard Box (iii) CP7 Management as the manager of certain private investment vehicles, including CP7 Warming Bag; (iv) Mr. Chu, an individual, is to serve as the Global co-Chief Executive Officer of L Catterton, a private equity firm and parent company of Catterton Management Company, LLC, and participate in the management of its related entities; and (v) Mr. Dahnke, an individual, is to serve as the Global co-Chief Executive Officer of L Catterton, a private equity firm and parent company of Catterton Management Company, LLC, and participate in the management of its related entities.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The places of organization or citizen of each of the Reporting Persons, as applicable, are listed in paragraph (a) of this Item 2.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follow:

The Reporting Persons acquired the securities reported on this Schedule 13D for investment purposes. Andrew Taub, a Managing Partner of L Catterton, serves as a member of the Issuer’s Board of Directors.

As previously disclosed, in connection with the Stock Acquisition, Cardboard Box entered into the RRA, which provides that the BFI Consideration Common Shares, except with respect to transfers to permitted assignees, are subject to a lock-up until twelve (12) months after the Closing, which is scheduled to expire on November 3, 2022. Cardboard Box currently intends to take the steps necessary to distribute the shares of Common Stock and Preferred Stock of the Issuer held by Cardboard Box to its members on a pro rata basis, subject to, among other things, conditions in the securities markets and general and economic and industry conditions, compliance with the terms of the provisions of the relevant agreements governing such distribution, and compliance with the securities laws.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a)

The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 22,253,232 outstanding shares of Common Stock as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on August 12, 2022.

Based upon information included in the Issuer’s definitive proxy statement on Schedule 14A filed on May 26, 2022, Ophir Sternberg beneficially owns 2,664,068 shares of Common Stock, consisting of (i) 720,725 shares of Common Stock, 150,000 shares (the “Unit Shares”) of Common Stock underlying units, each of which consists of one share of Common Stock and one warrant (“Warrant”) exercisable to purchase one share of common stock, and 1,139,387 shares of Common Stock underlying Warrants, which are currently exercisable, owned directly by Lionheart Equities, LLC (“Lionheart”) and (ii) 593,956 shares of Common Stock owned by Mr. Sternberg and 60,000 shares of Common Stock underlying warrants owned by Mr. Sternberg. Mr. Sternberg, Lionheart, and Cardboard Box are each parties to the Voting Agreement (as defined in Item 6 of the Schedule 13D). Together with the Reporting Persons, Mr. Sternberg and Lionheart collectively beneficially own an aggregate of 5,013,012 shares of Common Stock, which represents approximately 24.5% of the Issuer’s outstanding shares of Common Stock.

The filing of the Schedule 13D or this Amendment No. 1 shall not be construed as an admission that the Reporting Persons are, for purposes of the Exchange Act, the beneficial owners of any of the securities reported herein or that they are members of a “group.” The Reporting Persons expressly disclaim the existence of, or membership in a “group” within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder with Mr. Sternberg or Lionheart, as well as beneficial ownership with respect to any shares of Common Stock beneficially owned by the other parties to the Voting Agreement, and neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the shares of Common Stock referred to herein for purposes of Section 13(d) of the Act, or for any other purpose.

(b)	The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference.

(c)	The Reporting Persons have not effected any transactions in the reported securities during the past sixty days.

(d)

No person other than the Reporting Persons disclosed in this Schedule 13D is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock subject to this Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Amendment No. 1 is hereby incorporated by referernce into this Item 6.

On January 21, 2022, Cardboard Box acquired 123,131 shares of Common Stock pursuant to an adjustment to the consideration under the Stock Purchase Agreement based on Leakage (as defined in the Stock Purchase Agreement).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 14, 2022

/s/ J. Michael Chu
J. MICHAEL CHU

/s/ Scott A. Dahnke
SCOTT A. DAHNKE

CARDBOARD BOX LLC

By:	/s/ Matthew Leeds
Name:	Matthew Leeds
Title:	Vice President

CP7 WARMING BAG, L.P.

By: CP7 Management, LLC, its general partner

By:	/s/ Scott A. Dahnke
Name:	Scott A. Dahnke
Title:	Authorized Person

CP7 MANAGEMENT, LLC

By:	/s/ Scott A. Dahnke
Name:	Scott A. Dahnke
Title:	Authorized Person